                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934







(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended        December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                        Commission file number    1-14443

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gartner Group, Inc. Savings and Investment Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gartner Group, Inc., 56 Top Gallant Road, Stamford, CT 06902

GARTNER GROUP, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                        PAGE
INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 1999 and 1998            2
Statement of changes in net assets available for benefits
         for the year ended December 31, 1999                                              3
Notes to the financial statements for the years ended December 31, 1999 and 1998           4

SUPPLEMENTAL  SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 1999                   11

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Gartner Group, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1999 and 1998 and the changes in the net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not required parts of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of Plan management. The supplemental schedule of assets held for investment purposes at end of year has been subject to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                                    /s/ KPMG LLP


May 19, 2000

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1999 and 1998

                                                 1999               1998
                                             ------------       ------------
Investments, at fair value (note 3)          $146,185,563         98,670,281
Employees' contribution receivable                     --            296,361
Employer's contribution receivable              3,712,557          3,359,390
Other receivables                                  11,636                 --
                                             ------------       ------------
          Total assets                        149,909,756        102,326,032
Accrued administrative expenses                    57,074             24,394
Distributions payable                               7,072                 --
                                             ------------       ------------
Net assets available for Plan benefits       $149,845,610        102,301,638
                                             ============       ============

The accompanying notes are an integral part of these financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits
                 For the years ended December 31, 1999 and 1998

                                                 1999               1998
                                             ------------       ------------
Additions to net assets attributed to:
     Net appreciation in fair value of
       investments                           $ 22,546,041         10,282,295
     Interest                                     142,402            677,452
     Dividends                                 10,399,374          4,834,089
                                             ------------       ------------
                                               33,087,817         15,793,836

     Transfer from other plans, net             1,431,421                 --
     Employees' contributions                  16,673,190         13,451,774
     Employer's contributions                   6,626,916          5,826,843
                                             ------------       ------------
          Total additions                      57,819,344         35,072,453
                                             ------------       ------------

Deductions from net assets attributed to:
     Benefits paid to participants            (10,171,399)        (7,667,408)
     Administrative expenses                     (103,973)           (64,976)
                                             ------------       ------------
          Total deductions                    (10,275,372)        (7,732,384)
                                             ------------       ------------
          Increase in net assets
            available for Plan benefits        47,543,972         27,340,069
                                             ------------       ------------
Net assets available for Plan benefits:

     Beginning of year                        102,301,638         74,961,569
                                             ------------       ------------
     End of year                             $149,845,610        102,301,638
                                             ============       ============


The accompanying notes are an integral part of these financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(1)    DESCRIPTION OF THE PLAN

       The following description of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of October 12, 1999.

              The Plan covers substantially all domestic full time employees of Gartner Group, Inc. and its wholly owned subsidiaries (collectively the "Company" or "Employer"). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 21 years of age is eligible to participate in the Plan.

       (b)    ADMINISTRATION

              The Plan is administered by the Administrative Committee (the "Plan Committee") which is appointed by the Company's Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the "Trustees") to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the plan years ended December 31, 1999 and 1998, expenses totaled $103,973 and $108,402, respectively; the Company paid $0 and $43,426 of these expenses in 1999 and 1998 respectively.

       (c)    CONTRIBUTIONS

              Participating employees may make annual contributions to the Plan in percentages of not less than 1 percent or more than 25 percent of total annual compensation (15 percent pre-tax, 10 percent post-tax), as defined in the Plan agreement, subject to Internal Revenue Service ("IRS") limitations.

              The Company is required to match pre-tax participant contributions up to a maximum of 2 percent of a participant's total compensation, or $2,000, which is 20 percent of the IRS pre-tax contribution limitation for the years ended December 31, 1999 and 1998.





                                       4                             (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

              The Plan also provides for an additional discretionary match of up to 2 percent of an employee's annual compensation solely at the discretion of the Company's Board of Directors based on the financial results of the Company. This contribution is limited to 20 percent of the IRS pre-tax contribution limitation.

              The Plan also provides for a profit sharing contribution comprised of the following elements:

               - Fixed amount - an amount equal to 1 percent of a participant's base compensation, subject to an IRS limitation.

               - Discretionary amount - an amount in excess of the fixed amount solely at the discretion of the Company's Board of Directors based on the financial results of the Company.

              A Company match contribution of $0 and $73,148, an additional Employer discretionary match contribution of $2,314,382 and $2,085,058 and fixed profit sharing contribution of $1,398,175 and $1,201,184 have been presented as an Employer contribution receivable in the Plan financial statements as of December 31, 1999 and 1998, respectively.

       (d)    PARTICIPANTS ACCOUNTS

              Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company ("Fidelity"). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses.

              Cash in the amount of $78,608 at December 31, 1999 and $23,884 at December 31, 1998, although a component of the Plan's net assets, is not specifically allocated to participants' accounts and is non-participant directed. This unallocated cash held by the Plan was primarily the result of participants' forfeitures.

       (e)    INVESTMENTS

              Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's Board of Directors has authorized Fidelity to execute transactions upon direction from the participant within the framework of the trust instrument.

       (f)    VESTING

              Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contribution ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire for vesting purposes.





                                       5                             (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (g)    LOANS TO PARTICIPANTS

              Loans to the participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1 percent which ranged between 8.75 percent and 9.25 percent for loans made during the years ended December 31, 1999 and December 31, 1998. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan whose repayment period is extended to 15 years. Participant loans are subject to a $1,000 minimum amount and limited to 50 percent of a Participant's vested account balance, not to exceed $50,000.

       (h)    PAYMENT OF BENEFITS

              Benefits are paid upon retirement (on or after age 65), disability, death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of immediate and severe financial needs. Participants may elect to receive their benefits in a lump sum equal to the vested value of their account or in equal installments over a fixed period of time. Participants may also elect to purchase an individual or joint and survivor annuity.

       (i)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, the interest of all participants will become fully vested in their account balance as of the date of full or partial termination.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements have been prepared using the accrual basis of accounting.

       (b)    VALUATION OF INVESTMENTS

              The Plan's investments are valued at fair value based upon market prices quoted for the respective funds.





                                       6                             (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (d)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

       (e)    INVESTMENT TRANSACTIONS AND RELATED INCOME

              Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the quoted market value of the fund shares at the beginning of the year or the purchase date, if later. Unrealized gains and losses on investments held by the Plan at December 31, 1999 and 1998, respectively, are calculated based upon the difference between the quoted market value of fund shares held at the end of the year less their quoted market value at the beginning of the year or acquisition date if acquired during the year. Realized and unrealized gains and losses are included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

              Dividend income represents the Plan's share in dividend income of the investment funds in which the Plan participates. Income from other investments is recorded as earned on an accrual basis.

       (f)    ACCOUNTING CHANGE

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.





                                       7                             (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(3)    INVESTMENTS

       Substantially all of the Plan's assets are invested in commingled investment funds managed by Fidelity. A brief description of the funds and investments is as follows:

       (a)    GARTNER GROUP INC. STOCK FUND

              The assets of this fund are substantially invested in Gartner Group Inc. Class A Common Stock. This Fund also maintains interest bearing cash, $99,658 and $22,549 at December 31, 1999 and 1998, respectively, to meet liquidity needs from participant withdrawals or transfers.

       (b)    FIDELITY RETIREMENT MONEY MARKET FUND

              Investments are held in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

       (c)    OTHER FUNDS

              The Magellan, Growth Company, OTC Portfolio and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The Equity Index Fund seeks to match the total return of the Standard & Poor 500 Index. The Puritan, Equity Income and Intermediate Bond Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds.

          Investments exceeding 5 percent of Plan assets as of December 31, 1999 and 1998 are summarized as follows:

                                                                               1999                 1998
                                                                          ----------------     ----------------
                Allocated Retirement Money Market Fund                    $   15,073,218           11,185,364
                Magellan Fund                                                 36,486,211           26,243,359
                Growth Company Fund                                           40,416,536           20,121,725
                Puritan Fund                                                  11,143,442           10,782,818
                Equity Income Fund                                            15,201,572           14,253,677
                OTC Portfolio Fund                                            12,172,522            5,692,247




                                       8                             (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998




       During 1999, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $22,546,041 as follows:

                                                                                       YEAR ENDED
                                                                                   DECEMBER 31, 1999
                                                                                   -------------------

                 Investments at fair value was determined by quoted at market price:
                      Mutual funds                                                 $       22,707,156
                      Common stock                                                           (161,115)
                                                                                   -------------------

                                                                                   $       22,546,041
                                                                                   ===================


(4)    PLAN TAX STATUS

       The Plan obtained its latest determination letter on July 24, 1995, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.


(5)    PLAN TRANSFER AND MERGERS

       On August 31, 1998, Gartner Group, Inc. entered into an Agreement and Plan of Consolidation among Harcourt Brace & Company and several affiliated companies to form a new company to combine their computer-based interactive learning businesses. Gartner Group subsequently transferred certain assets and approximately 185 U.S. employees to the new company. The former Gartner employees then joined the 401k plan offered by Harcourt General, the parent of Harcourt Brace & Company. On February 1, 1999, the Plan transferred $745,009 representing the vested balances from these former employees to the Harcourt 401 (k) plan.

       The December 1, 1999, the 401(k) Retirement Plan maintained by Inteco Corporation, an affiliated company and the 401(k) Retirement Plan maintained by The Warner Group, Inc., an affiliated company, were merged into the Plan and the net assets of the Inteco and Warner plans were transferred to the Plan trustee. The total amount transferred was $2,172,539.






                                       9                             (Continued)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


(6)    SUBSEQUENT PLAN CHANGES

       On October 12, 1999 the Plan was amended effective January 1, 2000 to increase the employer matching contribution, eliminate the discretionary employer supplemental match, allow for investments in the Fidelity Freedom Funds, lower the normal retirement age to 55, provide an annual limit of $12,500 for after-tax employee saving contributions and raise the limit for diminimus payouts from $3,500 to $5,000 or the applicable dollar limit under section 411(a)(11)(A) of the IRC in effect for the plan year. On the same date, the Plan also amended and restated the Plan Loan Program, effective January 1, 2000 to allow a participant to have two loans outstanding at any time, and to provide for a one-time set-up and recordkeeping fee of $100 for each new loan.

                                                                      SCHEDULE 1
                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                   December 31, 1999

                                                                                   HISTORICAL             CURRENT
                      Description                                  SHARES             COST                 VALUE
--------------------------------------------------------       ---------------   ----------------     ----------------
Cash                                                                   --        $        99,658      $        99,658
Fidelity Retirement Money Market Fund*                           15,073,218           15,073,218           15,073,218
Fidelity Magellan Fund*                                             267,043           26,516,021           36,486,211
Fidelity Growth Company Fund*                                       479,437           23,042,997           40,416,536
Fidelity Puritan Fund*                                              585,572           10,792,998           11,143,442
Fidelity Equity Income Fund*                                        284,248           13,759,559           15,201,572
Fidelity Intermediate Bond Fund*                                    318,421            3,204,309            3,107,791
Fidelity Overseas Fund*                                             106,501            7,435,488            5,113,094
Fidelity OTC Fund*                                                  179,087            3,857,708           12,172,522
Fidelity U.S. Equity Index Fund*                                     61,616            2,740,214            3,209,567
Loans to Plan participants (interest rates
    ranging from 7 percent to 11 percent)                              --              1,956,421            1,956,421
Gartner Group, Inc. Class A Common Stock**                          144,625            2,675,824            2,205,531
                                                                                   ================     ----------------
                                                                                                      $   146,185,563
                                                                                                        ================

*   Party-in-interest - affiliate of Plan custodian
**  Party-in-interest - Sponsor of the Plan

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Gartner Group, Inc. Savings and Investment Plan

         Date:  June 28, 2000            By: /s/ Regina M. Paolillo

                                 Name:    Regina M. Paolillo

                                 Title:   Committee Chairman
                                          Executive Vice President &
                                          Chief Financial Officer
                                                Gartner Group, Inc.





                                    EXHIBITS

Exhibit Number               Description of Exhibits

     1*                Independent Auditors' Consent, KPMG LLP.


-------------
* Filed herewith.